NO ACT

PE
6-14-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



June 14, 2011

Via Facsimile 011 44 207 367 1650 and U.S. Mail

Mark S. Bergman
Edwin S. Maynard
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London EC2V 7JU
Great Britain

Re: Maple Acquisition Corporation's partial cash tender offer for TMX Group Inc.

Dear Messrs. Bergman and Maynard:

We are responding to your letter dated June 14, 2011 to Mauri L. Osheroff and Christina Chalk, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief in connection with the transaction referenced above. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence and the accompanying letter from Canadian local counsel at Davies Ward Phillips & Vineberg LLP of the same date. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of June 14, 2011.

Based on the representations in your June 14, 2011 letter, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position under Rule 14e-1(c) allows Maple to pay for or return tendered TMX Shares in the manner described in your June 14, 2011 letter. In this regard, TMX Shares tendered through the Expiration Time will be paid for or returned on the last day of the Deposit Extension Period, but in any event, no later than three Canadian business days after the end of the Deposit Extension Period. TMX Shares tendered during the Deposit Extension Period will be paid for or returned on the same date. We note that you have obtained relief from the Canadian Securities Regulators in order to pay for or return tendered Shares in accordance with this procedure, in order to accommodate the offer structure.

The foregoing no-action relief is based solely on the representations and the facts presented in your letter dated June 14, 2011 and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with Maple. The Division of Corporation Finance expresses no view with respect to any other questions that the offer may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws.

Sincerely,


C. Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Enclosure

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WRITER'S DIRECT E-MAIL ADDRESS

mbergman@paulweiss.com

June 14, 2011

Christina E. Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Mauri L. Osheroff, Esq.
Associate Director, Regulatory Policy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Partial Take-over Bid for the Common Shares of TMX Group Inc. by Maple Group Acquisition Corporation

Ladies and Gentlemen:

We are writing on behalf of Maple Group Acquisition Corporation ("**Maple**"), a corporation existing under the laws of the Province of Ontario.

As previously discussed with the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"), Maple is seeking to acquire (the "**TMX Acquisition**") 100% of the existing issued and outstanding common shares ("**TMX Shares**") of TMX Group Inc. ("**TMX Group**"), a corporation existing under the laws of the Province of Ontario. Maple has structured the TMX Acquisition as a two-step transaction in part to accommodate concerns arising under U.S. securities laws.

The first step of the TMX Acquisition is a take-over bid (the "**Offer**") pursuant to which Maple is seeking to acquire from holders of TMX Shares ("**TMX Shareholders**") 70% of the TMX Shares for Cdn.$48.00 in cash per TMX Share (the "**Offer Price**"). The terms of the Offer are set forth in an Offer and Circular dated

June 10, 2011 (the "**Offer Document**"). If successful, the Offer will be followed by a court-approved plan of arrangement providing for a share exchange transaction (the "**Subsequent Arrangement**"). Pursuant to the Subsequent Arrangement, each TMX Shareholder (other than Maple) will receive Maple Shares for TMX Shares that it owned immediately prior to the Subsequent Arrangement.

Subject to court approval and the Offer being successful, the Subsequent Arrangement will result in the Investors (as defined below) owning approximately 60% of Maple, and former TMX Shareholders owning approximately 40% of Maple, which in turn will hold TMX Group.

All TMX Shareholders, including those resident in the United States ("**U.S. Shareholders**"), will be able to participate in the TMX Acquisition. The Offer has been structured to comply with Canadian law and practice (after giving effect to relief granted by the Ontario Securities Commission and the other applicable Canadian securities regulatory authorities (the "**Canadian Securities Regulators**")), and Section 14(e) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), including Regulation 14E promulgated thereunder. The Subsequent Arrangement will be conducted pursuant to applicable Canadian law (after giving effect to relief granted by the Canadian Securities Regulators), and the Maple Shares will be issued under the Subsequent Arrangement in the United States to U.S. Shareholders in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933 (the "**Securities Act**") and in accordance with applicable state securities laws.

Both Maple and TMX Group qualify as "foreign private issuers" (as defined in Rule 3b-4 under the Exchange Act). Neither company has a class of equity securities registered under Section 12 of the Exchange Act.

As of May 20, 2011, the date of the most recent list of shareholders of TMX Group obtained by Maple, Maple understands that approximately 40.13% of the TMX Shares were held by U.S. Shareholders. Based on the foregoing, Maple does not currently believe it is able to rely on the Tier II Exemption (as defined below) for purposes of conducting the Offer.

We are requesting confirmation that the Staff will not recommend enforcement action to the Commission with respect to Rule 14e-1(c) of the Exchange Act if the Offer is settled as described below. No relief is being sought in respect of the Subsequent Arrangement.

The descriptions contained in this letter of the proposed structure of the TMX Acquisition, the applicable Canadian regulatory regime and relief sought from the Canadian Securities Regulators are based upon discussions with Davies Ward Phillips & Vineberg LLP, counsel to Maple.

Background

Maple

Maple was formed by five of Canada's largest pension funds and four Canadian bank-owned investment dealers, consisting of Alberta Investment Management Corporation, Caisse de Dépôt et Placement du Québec, Canada Pension Plan Investment Board, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and

Ontario Teachers' Pension Plan Board (together with Desjardins Financial Corporation and The Manufacturers Life Insurance Company, both of whom have joined the group of Investors after the initial formation of Maple, the "**Fund Investors**"), and CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (together with Dundee Capital Markets Inc. and GMP Capital Inc., both of whom have joined the group of Investors after the initial formation of Maple, the "**Investment Dealer Investors**", and together with the Fund Investors, the "**Investors**"). Desjardins Financial Corporation, Dundee Capital Markets Inc., GMP Capital Inc. and The Manufacturers Life Insurance Company became additional investors in Maple after the initial formation of Maple.

Maple has not carried on any material business other than in connection with the Offer.

The authorized share capital of Maple consists of an unlimited number of Maple Shares and an unlimited number of preferred shares. As at June 10, 2011, there were 16 Maple Shares and no preferred shares outstanding.

As at June 10, 2011, the Investors (other than Fonds de solidarité des travailleurs du Québec (F.T.Q.), Desjardins Financial Corporation, Dundee Capital Markets Inc., GMP Capital Inc. and The Manufacturers Life Insurance Company), or their affiliates, own all of the outstanding Maple Shares. Each Investor has also agreed or will agree pursuant to an equity commitment letter to subscribe for additional Maple Shares in connection with the Offer.

TMX Group

TMX Group is a corporation existing under the Business Corporations Act (Ontario). TMX Group is headquartered in Toronto with offices in Montreal, Calgary and Vancouver.

TMX Group owns and operates two national stock exchanges, TSX, serving the senior equity market, and TSX Venture Exchange, serving the public venture equity market, Montréal Exchange Inc., Canada's national derivatives exchange, Natural Gas Exchange Inc., an exchange providing a platform for the trading and clearing of natural gas, electricity, and crude oil contracts in North America, Shorcan Brokers Limited, an inter-dealer broker, and The Equicom Group Inc., providing investor relations and related corporate communications services.

The authorized share capital of TMX Group consists of an unlimited number of TMX Shares and an unlimited number of preferred shares. Based on publicly available documents and records on file with Canadian Securities Regulators and other public sources available at the time of the Offer, as of May 20, 2011, there were issued and outstanding 74,598,140 TMX Shares.

TMX Group is a reporting issuer in each of the provinces and territories of Canada. The TMX Shares are listed and posted for trading on the TSX.

The foregoing statements are based solely on documents filed by TMX Group on the System for Electronic Document Analysis and Retrieval ("**SEDAR**").

The Original Maple Proposal

On February 9, 2011, TMX Group issued a press release announcing that it had entered into an agreement with the London Stock Exchange Group plc ("**LSEG**") providing for a plan of arrangement whereby TMX Shareholders would receive 2.9963 shares of LSEG for each TMX Share. If the transaction were to be completed, existing shareholders of LSEG would own 55% of the outstanding LSEG shares and TMX Shareholders would own 45% of the outstanding LSEG shares (such transaction, the "**LSEG Acquisition**").

On May 13, 2011, Maple submitted a proposal (the "**Maple Proposal**") to the board of directors of TMX Group to acquire all of the issued and outstanding TMX Shares for, at the election of each TMX Shareholder, Cdn.$48.00 in cash or one Maple Share per TMX Share, in each case subject to proration. The maximum aggregate amount of cash payable under the Maple Proposal was Cdn.$2.5 billion and the maximum number of Maple Shares issuable was 22.5 million. On a fully prorated basis, each TMX Share would have been exchangeable for Cdn.$33.52 in cash plus 0.3016 of a Maple Share. Upon successful completion of the acquisition of TMX Group by Maple, existing TMX Shareholders would have owned approximately 40% of the outstanding Maple Shares, and the Investors and their affiliates would have owned approximately 60% of the outstanding Maple Shares. On May 14, 2011, TMX Group issued a press release announcing that it had received the Maple Proposal, and on May 15, 2011, Maple issued a press release announcing that it had submitted the Maple Proposal to TMX Group.

On May 20, 2011, the board of TMX Group announced that the Maple Proposal did not constitute a superior proposal for purposes of its agreement with LSEG, thereby rejecting the Maple Proposal.

On May 25, 2011, Maple issued a press release announcing its intention to commence an offer on the same terms as the Maple Proposal.

As part of its diligence exercise, following the May 25, 2011 announcement, Maple requested and procured a more recent list of shareholders of TMX Group. This list showed that the number of TMX Shares held by U.S. Shareholders was substantially higher than was believed on May 25, 2011.

Maple determined to proceed with a structure providing for an integrated, two-step acquisition transaction designed to result in 100% of the existing TMX Shares being acquired from existing TMX Shareholders on substantially the same terms as the Maple Proposal and the May 25th offer, and in compliance with U.S. securities laws.

Structure of the TMX Acquisition

The first step of the TMX Acquisition is the Offer, pursuant to which Maple is seeking to acquire 70% of the TMX Shares for the Offer Price. If the Offer is successful, immediately following completion of the Offer, the Investors, through Maple, will own 70% of TMX Group and TMX Shareholders will own 30% of TMX Group.

If the Offer is successful, the second step of the TMX Acquisition is to implement the Subsequent Arrangement pursuant to applicable Canadian corporate law. This will be accomplished by way of a court-approved plan of arrangement providing for a share exchange transaction pursuant to which TMX Shareholders will receive Maple Shares in exchange for their TMX Shares. Following completion of the Subsequent Arrangement, the Investors will own approximately 60% of the outstanding Maple Shares and former TMX Shareholders will own approximately 40% of the outstanding Maple Shares.

Subject to court approval, TMX Shareholders will be provided dissent rights in connection with the Subsequent Arrangement which will, if exercised, result in dissenting TMX Shareholders being entitled to be paid by Maple the fair value of their TMX Shares, determined as of the day immediately prior to the first take up of TMX Shares under the Offer.

Maple commenced the Offer on June 13, 2011 by mailing the Offer Document and related documents to TMX Shareholders and concurrently filed such documents on SEDAR.

Terms of the Offer

General terms

The Offer is open for acceptance until 5:00 p.m. (Eastern time) on August 8, 2011 (the "**Expiration Time**"), unless it is extended or withdrawn. The Offer is conditional on, among other things:

(a) there having been validly deposited under the Offer and not withdrawn at the Expiration Time such number of TMX Shares that constitutes at least 70% of the TMX Shares outstanding at the Expiration Time (the "**Minimum Tender Condition**");

(b) the special resolution of the holders of TMX Shares to be considered at the TMX Meeting in connection with the LSEG Acquisition not having received the requisite approval by TMX Shareholders at the special meeting of TMX Shareholders, scheduled to be held at 10:00 a.m. (Eastern time) on June 30, 2011;

(c) the merger agreement dated February 9, 2011 between LSEG and TMX Group having been lawfully terminated in accordance with its terms in effect at the date of the Offer;

(d) there shall not exist and shall not have occurred a material adverse effect (as defined); and

(e) the required regulatory approvals having been obtained.

The Offer is not subject to any financing condition. Maple reserves the right to withdraw or extend the Offer and to not take up and pay for any TMX Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiration Time.

The Minimum Tender Condition may not be waived, and Maple will not acquire more than 70% of the outstanding TMX Shares in the Offer.

Elections

Under the Offer, each TMX Shareholder may elect to tender, in effect, all of their TMX Shares (a "**Full Deposit Election**") or only the portion required for the Offer to reach the Minimum Tender Condition (a "**Minimum Deposit Election**"). These elections operate as follows:

(a) If the number of TMX Shares deposited to the Offer in respect of which the Full Deposit Election has been made is sufficient to satisfy the Minimum Tender Condition, then only such number of TMX Shares deposited under the Full Deposit Election will be acquired as is necessary to satisfy the Minimum Tender Condition (on a pro rata basis) and no TMX Shares in respect of which the Minimum Deposit Election has been made will be acquired under the Offer. In such circumstance, following completion of the Subsequent Arrangement, the TMX Shareholders that made the Minimum Deposit Election and those Shareholders that made the Full Deposit Election but did not have all of their deposited TMX Shares acquired due to pro-ration will receive Maple Shares in exchange for TMX Shares not acquired.

(b) If the number of TMX Shares deposited to the Offer in respect of which the Full Deposit Election has been made is not sufficient to satisfy the Minimum Tender Condition (but the Minimum Tender Condition is satisfied after taking into account the number of TMX Shares deposited to the Offer in respect of which the Minimum Deposit Election has been made), all TMX Shares deposited under the Offer in respect of which the Full Deposit Election has been made will be acquired, and only such number of TMX Shares deposited to the Offer in respect of which the Minimum Deposit Election has been made as is necessary to satisfy the Minimum Tender Condition will be acquired (on a pro rata basis based on the number of TMX Shares deposited by each Shareholder making the Minimum Deposit Election). In such circumstance, following completion of the Subsequent Arrangement, the Shareholders that made the Minimum Deposit Election and did not have all of their deposited TMX Shares acquired due to pro-ration will receive Maple Shares in exchange for TMX Shares not acquired.

The Offer Document informs TMX Shareholders that any TMX Shareholder that would like to receive as much cash as possible in exchange for TMX Shares pursuant to the TMX Acquisition should make the Full Deposit Election and that any TMX Shareholder that would like to support the Offer but receive as many Maple Shares as possible in exchange for TMX Shares should make the Minimum Deposit Election.

Deposit Extension Period; Payment

Under the terms of Offer, if all of the conditions of the Offer have been satisfied or waived by Maple at or prior to the Expiration Time, Maple will make a public announcement (the "**Extension Announcement**") of that fact and the Offer will then remain open for an additional ten calendar days from the date of the Extension Announcement in order to permit TMX Shareholders that have not deposited TMX Shares by the Expiration Time to deposit their TMX Shares under the Offer (such additional ten calendar days being the "**Deposit Extension Period**"). No conditions will survive the Expiration Time.

TMX Shareholders can make a Minimum Deposit Election or a Full Deposit Election during the Deposit Extension Period.

If the Extension Announcement is made, it will be made at the Expiration Time. The Extension Announcement will disclose the number of TMX Shares deposited in respect of which Minimum Deposit Elections were made and the number of TMX Shares deposited in respect of which Full Deposit Elections were made. The Extension Announcement will also inform that, to the extent that TMX Shares deposited in the Offer in respect of which the Full Deposit Election has been made is sufficient to satisfy the Minimum Tender Condition, TMX Shareholders wishing to participate in the Offer should make the Full Deposit Election.

At the Expiration Time, Maple will take up TMX Shares that were validly deposited under the Offer prior to the Expiration Time and will pay for such TMX Shares not later than the expiration of the Deposit Extension Period. Any TMX Shares deposited during the Deposit Extension Period will be taken up and paid not later than the expiration of the Deposit Extension Period.

At the end of the Deposit Extension Period, and based on the number of TMX Shares deposited by such time, Maple will calculate the appropriate proration factors to be applied for the TMX Shares deposited under the Offer in respect of which Full Deposit Elections and Minimum Deposit Elections have been made. Maple will then:

(a) pay for those TMX Shares that are to be acquired at the expiration of the Deposit Extension Period; and

(b) return, at Maple's expense, TMX Shares that are not to be acquired under the Offer to the applicable TMX Shareholders as soon as practicable following the expiration of the Deposit Extension Period.

TMX Shares tendered in the Offer may be withdrawn by TMX Shareholders at any time before the Expiration Time. No withdrawals of TMX Shares deposited under the Offer can be made after the Expiration Time and during the Deposit Extension Period.

The foregoing mechanics and timing of payment are fully described in the offer materials.

Availability of Tier II Exemption

The exemptive relief provided by Rule 14d-1(d) under the Exchange Act (the "**Tier II Exemption**") is available for a tender offer for the securities of a subject company that is a foreign private issuer if, among other things, no more than 40 percent of the outstanding subject securities are held by US holders, as calculated in accordance with the Instructions to Rule 14d-1(c) and (d).

Pursuant to Rule 14d-1(d), a person conducting a tender offer subject only to the requirements of Section 14(e) of the Exchange Act and Regulation 14E thereunder that meets the conditions in paragraph (d)(1) of Rule 14d-1 may be entitled to the exemptive relief specified in paragraph (d)(2) of Rule 14d-1, to the extent needed under the requirements of Regulation 14E, so long as the tender offer complies with all requirements of Regulation 14E other than those for which an exemption has been specifically provided in paragraph (d)(2) of Rule 14d-1. Pursuant to Rule 14d-1(d)(2)(iv), "payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 240.14e-1(c)".

Based on the most recent list of TMX Shareholders provided to Maple, Maple is unable to conclude that the Tier II Exemption is available in respect of the Offer.

Discussion

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer. The Rule does not define "promptly." However, in SEC Release 34-40678, the SEC has stated that "[this] 'prompt' payment standard is satisfied if payment is made in accordance with normal settlement periods. Under T+3 settlement requirements, that period is now three trading days in the United States."

As described above, if all of the conditions of the Offer have been satisfied or waived by Maple at or prior to the Expiration Time, the Offer will remain open for the Deposit Extension Period, during which no withdrawal rights will be provided. Notwithstanding the fact that TMX Shares validly deposited prior to the Expiration Time are being accepted for payment (subject to proration) as of the Expiration Time, the payment will not be made in respect of such TMX Shares until the lapse of the Deposit Extension Period (that is, ten calendar days later). For purposes of Rule 14e-1(c), this means that with respect to TMX Shares validly deposited prior to the Expiration Time and taken up (subject to proration) as of the Expiration Time, payment will be made ten calendar days later. Payment for (or return of) TMX Shares deposited in the Offer (both prior to the Expiration Time and up to the end of the Deposit Extension Period) will be made on the last day of the Deposit Extension Period and, in any event, not later than three Canadian business days after the lapse of the Deposit Extension Period.

The Deposit Extension Period is intended to allow TMX Shareholders that have not deposited some or all of their TMX Shares in the Offer prior to the Expiration Time the opportunity to do so following the announcement by Maple that all conditions to the Offer have been satisfied or waived, in order to avoid concerns that such shareholders may, without the Deposit Extension Period, otherwise feel compelled to deposit their TMX Shares in the Offer or risk receiving only share consideration in the Subsequent Arrangement, if the Offer is successful.

The reason for paying for all TMX Shares deposited in the Offer at the end of the Deposit Extension Period (rather than paying for the TMX Shares (a) tendered prior to the Expiration Time, promptly after the Expiration Time and (b) tendered after the Expiration Time, promptly after the tender of such shares) is to allow for the operation of the proration mechanics.

The Tier II Exemption provided by Rule 14d-1(d) exempts from the prompt payment requirements of Rule 14e-1(c) payments made in accordance with the requirements of the home jurisdiction law or practice. As deferring settlement to the end of the Deposit Extension Period is not technically standard practice in Canada, Maple has obtained relief from the Canadian Securities Regulators from the requirement to pay for TMX Shares taken up under the Offer as soon as possible and in any event not later than three Canadian business days after the TMX Shares are taken up.

We note that, from a U.S. securities law perspective, since Regulation 14E does not mandate withdrawal rights, the same result could have been achieved by having a single offer period and no withdrawal rights throughout the offer period. We also note that the Tier II Exemption is unavailable in respect of the Offer based only on a small percentage (approximately 0.13%) of TMX Shares in the hands of U.S. Shareholders above the 40% maximum U.S. beneficial ownership threshold to be eligible for the Tier II Exemption.

The Commission adopted the Tier I Exemption and the Tier II Exemption in order to facilitate cross-border transactions and particularly to minimize conflicts with foreign regulatory regimes. Subsequent to the adoption of the Tier II Exemption, the Commission has also provided relief from the requirements of Rule 14e-1(c) in respect of a number of transactions that did not satisfy the requirements of the Tier II Exemption. See Partial Tender Offer for Shares of Patni Computer Systems Limited (February 9, 2011); Proposed Dual Tender Offer by VimpelCom Ltd. for Common Shares, American Depositary Shares and Preferred Shares of Open Joint Stock Company "Vimpel-Communications" (February 5, 2010); Tender Offer for Shares of Chemoil Energy Limited (December 14, 2009); Axel Springer Aktiengesselschaft Offer for ProSiebenSat.1 Media AG (September 12, 2005); Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANEs of Pechiney (October 7, 2003); and Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002).

Request to the Staff

Based on the foregoing, Maple hereby requests that the Staff confirm that it will not recommend enforcement action to the Commission under Rule 14e-1(c) if Maple pays for, or returns, TMX Shares tendered in the Offer in accordance with the procedures discussed above, that is, by the end of the Deposit Extension Period, and in any event not later than three Canadian business days thereafter.

* * * *

Any questions concerning the foregoing can be directed to the undersigned at +44.207.367.1601 or +1.212.373.3024.

Respectfully submitted,

Mark S. Bergman (RDS)

Mark S. Bergman

Edwin S. Maynard (RDS)

Edwin S. Maynard



DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

June 14, 2011

File No. 235292

Christina E. Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Mauri L. Osheroff, Esq., Regulatory Policy
Associate Director

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Partial Take-Over Bid for the Common Shares of TMX Group Inc. by Maple Group Acquisition Corporation

We are Canadian counsel to Maple Group Acquisition Corporation ("Maple"), a corporation existing under the laws of the Province of Ontario. We are writing in respect of the letter (the "Application Letter") dated June 14, 2011 from Paul, Weiss, Rifkind, Wharton & Garrison LLP requesting on behalf of Maple confirmation that the staff of the Division of Corporation Finance of the U.S. Securities Commission (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission under Rule 14e-1(c) promulgated under the United States Securities and Exchange Act of 1934, as amended.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to the proposed structure of the TMX Acquisition (as defined in the Application Letter), the applicable Canadian regulatory regime and the relief sought from the Ontario Securities Commission and the other applicable Canadian securities regulatory authorities, are accurate and complete.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressees in connection with the transactions contemplated by the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,



DAVIES WARD PHILLIPS & VINEBERG LLP